

41ˢᵗ EEI Financial Conference
November 5 – 8, 2006

Table of Contents

Pepco Holdings, Inc.

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; potential changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI Overview



Pepco Holdings, Inc

$8.5B LTM Revenues
$13.9B Total Assets
$4.6B Market Cap
1.8 Million Electric Customers
120,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

67% of Operating Income

Competitive Energy/ Other

conectiv energy
pepco Energy Services
PHI Investments

33% of Operating Income

Note: Financial and customer data as of September 30, 2006. Operating Income percentage calculations are for the twelve months ended September 30, 2006, net of special items. See appendix for details.

PHI Financial Performance – 3rd Quarter

(Dollars in millions, except EPS)

	Actual Earnings			Earnings excluding Special Items	
	Quarter Ended Sept. 30,			Quarter Ended Sept. 30,	
		(Restated)			(Restated)
	2006	**2005**		**2006**	**2005**
Power Delivery	$83.5	$138.1		$83.5	$105.7
Conectiv Energy	$22.5	$28.7		$22.5	$28.7
Pepco Energy Services	($0.3)	$6.2		$7.6	$6.2
Other Non-Regulated	$9.8	$6.9		$9.8	$6.9
Corporate & Other	($11.5)	($11.9)		($11.5)	($11.9)
Total PHI	**$104.0**	**$168.0**		**$111.9**	**$135.6**
Earnings per Share	$0.54	$0.89		$0.58	$0.72

Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.

Pepco Holdings, Inc

3rd Quarter Financial Performance – Drivers *

- **Power Delivery results driven by:**
  - Lower sales due to milder weather; cooling degree days down 15%
  - Lower network transmission revenue; primarily due to lower formula rates in effect since June 2006 ($0.02 per share negative impact) and a 12 month true-up adjustment beginning June 2006 for higher rates that were in effect from June 2005 ($0.02 per share negative impact).

- **Conectiv Energy results driven by:**
  - Higher Full Requirements Load Service margins due to success in acquiring new, higher margin SOS contracts and a mark-to-market gain
  - Improved results from oil marketing
  - Lower generation output due to milder weather, higher oil prices and an unplanned outage at Hay Road; output down 26%
  - Unplanned Hay Road outage reduced after-tax earnings by approximately $5 million (lower generation output and higher O&M expense)

- **Pepco Energy Services results driven by:**
  - Record high C&I retail electricity sales contributing to higher electric gross margins; sales up 13%

* 2006 compared to 2005; excluding special items.

PHI Financial Performance - YTD Sept.

(Dollars in millions, except EPS)

	Actual Earnings Year-to-Date Sept. 30, 2006	*Actual Earnings* Year-to-Date Sept. 30, (Restated) 2005		*Earnings excluding Special Items* Year-to-Date Sept. 30, 2006	*Earnings excluding Special Items* Year-to-Date Sept. 30, (Restated) 2005
	$169.1	$239.7	Power Delivery	$169.1	$202.2
	$41.2	$45.6	Conectiv Energy	$33.3	$45.6
	$13.4	$18.0	Pepco Energy Services	$25.5	$18.0
	$38.0	$26.6	Other Non-Regulated	$38.0	$26.6
	($49.7)	($40.8)	Corporate & Other	($49.7)	($40.8)
	$212.0	$289.1	**Total PHI**	$216.2	$251.6
	$1.11	$1.53	Earnings per Share	$1.13	$1.33

Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.

YTD 2006 Financial Performance – Drivers *

- **Power Delivery results driven by:**
  - Lower sales due to milder weather; cooling degree days down 11% and heating degree days down 17%
  - Lower network transmission revenue; primarily due to lower formula rates in effect since June 2006 and a 12 month true-up adjustment beginning June 2006 for higher rates that were in effect from June 2005, partially offset by the effect of the higher rates in place prior to June 2006
  - Higher O&M expense primarily due to increased storm-related activities and higher system maintenance costs

- **Conectiv Energy results driven by:**
  - Higher Full Requirements Load Service margins due to success in acquiring new, higher margin SOS contracts and a mark-to-market gain
  - Improved results from oil, power and natural gas marketing
  - Lower generation output primarily due to milder weather and higher oil prices; output down 27%
  - Unplanned Hay Road outage reduced after-tax earnings by approximately $5 million (lower generation output and higher O&M expense)

- **Pepco Energy Services results driven by:**
  - Higher retail energy supply and energy services gross margins

*   2006 compared to 2005; excluding special items.

Sales, Customer and Usage Trends

Sept. 2006 YTD weather adjusted sales are up only slightly as compared to 2005 driven by lower usage per customer

➢Higher SOS supply and overall energy prices are having an impact

➢Service territory economies are growing at a slower pace



Weather Adjusted Metered Residential Sales

Legend: ☐ WA Sales ■ No. of Customers ☐ Usage per Customer

Unbundled Residential Rates



Unbundled Residential Rates*
Changes in 2006
Cents/KWH
0
2
4
6
8
10
12
14
16
Old DE - DPL
New
Old MD - DPL
New
Old MD - Pepco
New
Old NJ - ACE
New
Old DC - Pepco
New
Distribution
Transmission
Surcharges
Generation

*** Excludes impact of customer elected deferral programs.**

Power Delivery – Regulated Distribution Summary

(Dollars in Millions)

	Pepco		Delmarva Power			
	District of Columbia	Maryland	Delaware	Maryland	Virginia	Delaware Gas
Date of Most Recent Report Data	12/31/05	3/31/06	12/31/05	12/31/05	12/31/05	6/30/06
Rate Base	$990.3	$748.0	$427.0	$271.8	$31.1	$227.1
Equity Ratio	47.34%	47.19%	47.05%	51.14%	51.32%	46.90%
Earned Return on Rate Base (as adjusted)	5.67%	6.21%	7.53%	6.33%	8.01%	4.17%
Regulatory Earned Return on Equity	5.07%	6.23%	10.17%	7.48%	10.40%	2.68%
Most Recent Authorized Return on Equity	11.10%	11.00%	10.00%	11.90%	11.05%	10.50%
Anticipated Base Rate Case Filing Date	By 12/31/06	By 12/31/06	N/A	By 12/31/06	N/A	Filed 8/31/06

Notes: Timing of rate case outcomes:
- Maryland and Delaware – Statutory requirement to rule within 7 months of the filing date or the rates go into effect, subject to refund
- District of Columbia – No statutory requirement; typically rule within 9 months of filing date

See appendix for additional details.

See Safe Harbor Statement at the beginning of today's presentation.

Delmarva Power – Delaware Gas Rate Case

- **Request: $15.0 million annual increase in gas base rates**

  - ➤ **$2.5 million interim base rate increase effective Nov. 1; subject to refund**

  - ➤ **Balance as approved by the Commission in effect Spring 2007**

- **Rate Design: Bill Stabilization Adjustment (BSA)**

- **ROE: 11.00% with the approval of BSA; 11.25% without BSA**

- **Capital Structure:**

Type of Capital	Ratio	Cost Rate	Overall ROR
Long-Term Debt	53.10%	5.49%	2.92%
Common Equity	46.90%	11.00%	5.16%
Total	100.00%		8.08%

- **Bill Impact:**

  - ➤ **Base Rate Case Only – Full Proposed Increase → 5.5% increase**

  - ➤ **Base Rate Case plus GCR & ESR Filings → 1.6% *decrease***

Transmission Formula Rate Filing

- Settlement approved by the FERC April 2006

- ROE – 10.8% for existing facilities, 11.3% for new facilities put into service on or after January 1, 2006

- Rates effective June 1, 2006 and include a settlement adjustment and true-up for rates in effect since June 1, 2005, which reflected a 12.9% requested ROE

- 50% / 50% sharing of pole attachment revenue

- Projects projected to be in-service in the current year are reflected in current rates

- Transmission rate base at December 31, 2005 - $880 million

Pepco Holdings, Inc

Upcoming Regulatory Activity

- Pepco and Delmarva Power plan to file electric base rate cases in Maryland and Pepco plans to file in the District of Columbia by year-end 2006

- As in Delmarva Power's gas case, bill stabilization adjustment mechanisms will be proposed

- Under bill stabilization adjustment mechanisms, revenue is "decoupled" from unit sales consumption and is tied to the growth in number of customers
  - Eliminates revenue fluctuations due to weather and changes in customer usage patterns

- Benefits of bill stabilization mechanisms:
  - Utility revenue will be more predictable and better aligned with costs
  - Utilities will be better able to recover fixed costs
  - Customer bills will be more stable
  - Disincentives towards energy efficiency programs are reduced

PHI's Proposed Mid-Atlantic Power Pathway (MAPP) Project

PHI has proposed a major transmission project to PJM:

- **230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Significant 230 kV lines that support Maryland, Delaware and New Jersey**
- **Cost estimate as proposed - $1.2 billion; completion by 2014**



Philadelphia
Cardiff
Salem
Dennis
Baltimore
Steele
Washington, DC
Burches Hill
Possum Pt.
Chalk Pt.
Indian River
Vienna
Calvert Cliffs
Loretto
Piney Grove
500kV
230kV

Status of the MAPP Project

- **PJM is currently evaluating the MAPP Project along with other major projects**
- **PHI recently completed a siting feasibility study**
  - **No fatal flaws**
  - **Issued a detailed report to PJM**
- **Expect PJM's decision by 1st quarter 2007**

15

*Power Delivery Summary **

- **Year-to-date 2006 sales increase (weather adjusted) of 0.2% versus an increase of 1.3% for the year 2005**

- **Transmission revenue true-up to negatively impact the first half of 2007**

- **Rate case filings on track – expect positive impact in the second half of 2007**

- **Operation and maintenance expenses expected to be essentially flat in 2007 versus 2006**

* **See Safe Harbor statement at the beginning of today's presentation.**

Conectiv Energy - Business Overview

- **Property, Plant & Equipment – 9/30/06** $1,292 million

- **Average Net Cost of Installed Capacity** $350/kW

- **Number of Generating Units**   50

- **Number of Plant Sites**   17

- **2005 Earnings** $ 48.1 million

- **YTD Earnings – 9/30/06** $ 41.2 million



Hay Road ~ 1,066 MWs



Bethlehem ~ 1,092 MWs

Conectiv Energy – Business Drivers *

Focus Captures Value

- Flexible, multi-fuel capable plants

- Favorable eastern PJM locations

- Significant ancillary service capabilities

Hedge Positions Enhance Value

- Liquid PJM market provides hedging flexibility

- Generation output mostly hedged in 2007

- Hedge position provides near-term predictability and preserves long-term upside potential

Improving Market Conditions Amplify Value

- Market conditions strengthening in PJM

- Minimal new PJM capacity additions planned

- A settlement on a new capacity pricing method (RPM) filed with the FERC, will likely provide higher and more stable prices for capacity.

* See Safe Harbor statement at the beginning of today's presentation.

Conectiv Energy – Energy Market Update *

- **Supply and demand are coming back into balance in eastern PJM**
  - **Peak load continues to grow with very little capacity being added.**
  - **"High" price hours increasing – 19 hours of PJM East Hub LMP > $300/MWh in 2006 vs. 6 hours in 2005 and 0 hours in 2004.**

- **PJM's Reliability Pricing Model (RPM) will likely be implemented in 2007.**
  - **A settlement was filed with the FERC on September 29th, supported by an extensive coalition.**
  - **It appears likely it will be implemented for the 2007/2008 Planning Year.**
  - **Forward market prices for capacity reflect the market's belief that RPM will be approved.**

- **Mid-Atlantic states are considering more stringent emission standards on power plants than required under Federal programs.**
  - **Regional Greenhouse Gas Initiative (RGGI)**
  - **Delaware Multi-Pollutant Regulations**

* See Safe Harbor statement at the beginning of today's presentation.

Conectiv Energy – Generation & Full Requirements Gross Margins*





The gross margins above exclude our gross margin expectations from Other Power, Oil, and Gas Marketing Services which are in the range of $15 - $25 million.*

*See Safe Harbor Statement at the beginning of today's presentation.

20



2007 margins reflect anticipated improvements over 2006 projections:

↑ Higher capacity prices

↑ Improved margins on standard product hedges

↑ Higher output, reflecting improved supply/demand fundamentals

↑ Re-pricing of POLR/SOS contracts

↓ Ancillary services revenue

* **See Safe Harbor statement at the beginning of today's presentation**

Pepco Holdings, Inc

Pepco Energy Services – Business Overview

- **PES provides retail energy supply and energy services to commercial and industrial (C&I) customers**

- **Retail electric supply is PES's main business driver**
  - **PES serves more than 17,500 accounts**
  - **Complements PHI's regulated utility business; opportunity to serve customers who choose to shop**

- **Additional product offerings differentiate PES from its competitors and provide further earnings**
  - **Retail natural gas supply**
  - **Central energy plants**
  - **Energy savings performance contracting**

- **PES also operates 800 MW of peaking generation in Washington, DC**

PES Retail
Electric Supply Markets



Independent System Operator
PJM
New York ISO
New England ISO

Pepco Energy Services – 2006 Year-to-date

Signed Electric Contracts
(million MWh)



Retail Electric Backlog
(millions MWh)



Marketer	Market Share	MW Under Contract	Markets
Constellation NewEnergy	23%	15,200	National, Canada
Reliant Energy	12%	7,840	Texas, PJM
Suez Energy Resources	6%	3,850	National
TXU Energy	6%	3,800	Texas
Pepco Energy Services	**5%**	**3,540**	**PJM, NYISO**
Strategic Energy	5%	3,300	National

KEMA Retail Marketer Survey, August 2006

- PES is having a record year in renewing and acquiring new customers

- PES's expansion into Illinois, New York, and Massachusetts is on track

- PES's contract backlog is 27.2 million MWh

- Backlog has grown almost 80% since the beginning of the year

- PES is now the 5th largest retail marketer in the U.S.

Pepco Energy Services – 2006 Year-to-date



Retail Electric Delivered Volumes
(GWh)

- **PES delivered a record 4,232 GWh of electricity in the 3rd quarter 2006**

Pepco Energy Services	Sept 2006 YTD	2005	2004
Dollars in millions			
Revenue	$1,206	$1,488	$1,167
Gross Margin	$101	$130	$102
Net Income	$13.4	$25.7	$12.9
Impairments	$12.1	-	-
Net Income without Impairments	$25.5	$25.7	$12.9

- **PES is achieving strong earnings growth from both retail energy supply and energy services**

Mirant

Settlement Agreement

- On August 9, 2006, the Bankruptcy Court approved the settlement agreement between Pepco and Mirant arising out of Mirant's 2003 bankruptcy; an appeal filed by certain creditors of Mirant is currently pending at the District Court

- Under the settlement, Pepco will allow Mirant to reject the back-to-back agreement relating to Pepco's power purchase agreement with Panda-Brandywine L.P. in exchange for a payment of $450 million*

- The $450 million will be used solely for the purpose of funding Pepco's obligations under the Panda power purchase agreement; Pepco expects the $450 million to be treated as a regulatory liability on its financial statements

- Pursuant to the settlement, upon approval of the settlement agreement by the Bankruptcy Court, Pepco received a payment of $70 million in cash from Mirant to settle other disputes and pre-petition and administrative claims, and as reimbursement for Pepco's legal fees, which is subject to refund if the settlement agreement is not upheld on appeal

Litigation

- While the appeal of the Bankruptcy Court approval of the settlement agreement is pending, litigation continues

- On July 19, 2006, the Court of Appeals issued an opinion affirming the District Court's orders which had been appealed by Mirant. The District Court's orders had:

  - Denied Mirant's attempt to reject the back-to-back agreement
  - Directed Mirant to resume making payments to Pepco

* Payment to be made in Mirant shares, which will be liquidated by Pepco. Mirant will pay Pepco, in cash, for any difference between the $450 million payment and the net proceeds of the liquidation of the shares.

Cross-Border Leases

- **Current Status**

  - On February 11, 2005, the Treasury Department issued Notice 2005-13 informing taxpayers that the IRS intends to challenge the tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties (Nationally Coordinated Issue).

  - On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns.

  - The RAR disallowed the tax benefits claimed by PHI for these tax years.

  - PHI filed a protest letter in August 2006 against the proposed adjustments. The unresolved audit issues will move to the appeals process. We anticipate an appeals meeting in late 2007.

  - PCI believes that its tax position related to these transactions was proper and intends to contest the adjustments proposed by the IRS.

  - PHI's leveraged lease portfolio generates approximately $55 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million.

- **Future Considerations**

  - On July 13, 2006, the FASB issued FAS 13-2 (Accounting for Leases); any change in the timing of tax cash flows will require a re-pricing of the leases and a current period gain or loss.

  - PHI believes the IRS issue will most likely take several years to resolve.

Pepco Holdings, Inc

Opportunities and Challenges

We recognize the challenges…

- **Regulatory environment**
  - **History of constructive results**
  - **Experienced regulatory team staffed to effectively manage multiple cases**

- **Lower Power Delivery sales growth**
  - **Proposed Bill Stabilization Adjustment mechanism "decouples" revenue from per unit consumption**

And the opportunities…

- **Rate case contributions**
- **Higher utility infrastructure investments (T&D)**
- **Stable, growing service territory**
- **Recovery of the PJM wholesale energy market and implementation of the Reliability Pricing Model (Conectiv Energy)**
- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Why Invest in PHI?

- ***Stable Earnings Base*** - Derived primarily from regulated T&D utility businesses

- ***Earnings Growth Potential*** - Driven by constructive regulatory outcomes, T&D utility infrastructure investments and competitive energy businesses

- ***Secure Dividend*** - Current dividend yield is 26% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]

[*] Pricing data as of October 31, 2006

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Appendix

Power Delivery Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2005 MWh Distribution Sales[1]	39%	22%	18%	20%	1%
Retail Delivery Rate Cap	Through December 2006 (unless FERC transmission rates increase more than 10%)	Through August 2007 (unless FERC transmission rates increase more than 10%)	Caps expired April 2006	No caps	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Provided through a PSC approved wholesale bidding process; fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	In rate review cases mandated by the merger, it was shown that the current delivery rates for Pepco and DPL should not be decreased, and that DPL was entitled to increase delivery rates by $1.1M, effective 7/04, which was the only increase allowed under the merger settlements until 2007	In rate review case mandated by the merger settlement, it was shown that the current delivery rates for Pepco should not be decreased; no increase was allowed under the settlement	Ancillary service rate increase of $12.4M effective 7/04; transmission service revenue filing pending ($6.2 M); electric base rate case, annual pre-tax earnings decrease of $2.7 million effective 5/06	Annual pre-tax earnings increase of approximately $20M effective 6/05	None

(1)   *As a percentage of total PHI distribution sales.*

Regulated Distribution - Pepco

(Dollars in Millions)	District of Columbia	Maryland
Date of Most Recent Report Data	12/31/05	3/31/06
Rate Base [1]	$990.3	$748.0
Equity Ratio	47.34%	47.19%
Earned Return on Rate Base (as adjusted) [1]	5.67%	6.21%
Regulatory Earned Return on Equity [2]	5.07%	6.23%
Most Recent Authorized Return on Equity	11.10%[3]	11.00% [4]
Revenue Increase Necessary Based on Earned Returns Shown Above at:		
11.0% ROE	$47.6	$28.5
Estimated total bill percentage increase [5]	7.3%	2.6%
10.5% ROE	$43.5	$25.5
Estimated total bill percentage increase [5]	6.7%	2.3%
Anticipated Base Rate Case Filing Date	By 12/31/06	By 12/31/06

Notes: (1) Data are taken from the most recent reports filed with the Company's regulatory commissions. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

(3) Formal Case No. 939, Order No. 10646 effective 7/11/95.

(4) Case No. 8791 Settlement, Order No. 74711 effective 12/1/98.

(5) Based on total billed revenues for 12 month period ending with the dates noted above.

Regulated Distribution - Delmarva Power

(Dollars in Millions)

	Delaware – Electric	Maryland – Electric	Virginia – Electric	Delaware - Gas
Date of Most Recent Report Data	12/31/05	12/31/05	12/31/05	6/30/06
Rate Base [1]	$427.0	$271.8	$31.1	$227.1
Equity Ratio	47.05%	51.14%	51.32%	46.90%
Earned Return on Rate Base (as adjusted)[1]	7.53%	6.33%	8.01%	4.17%
Regulatory Earned Return on Equity [2]	10.17%	7.48%	10.40%	2.68%
Most Recent Authorized Return on Equity	10.00% [3]	11.90% [4]	11.05% [5]	10.50% [6]
Revenue Increase Necessary Based on Earned Returns Shown Above at:				
11.0% ROE	$2.9	$8.3	$0.1	$15.0
Estimated Total Bill Percentage Increase [7]	0.5%	2.5%	0.2%	7.2%
10.5% ROE	$1.2	$7.1	$0.0	$14.1
Estimated Total Bill Percentage Increase [7]	0.2%	2.2%	0.0%	6.8%
Anticipated Base Rate Case Filing Date	N/A	By 12/31/06	N/A	Filed 8/31/06

Notes:

(1) Data are taken from the most recent reports filed with the Company's regulatory commission. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

(3) Docket No. 05-304, Order No. 6903, effective 5/1/06.

(4) Case No. 8492 Settlement, Order No. 70415, effective 4/1/93.

(5) PUE 930036, effective 10/5/93.

(6) Docket No. 03-127, Order No. 6327, effective 12/9/03.

(7) Based on total billed revenues for 12 month period ending with the dates noted above.

Regulated Distribution – Atlantic City Electric

(Dollars in Millions)

	New Jersey
Date of Most Recent Report Data	12/31/02
Rate Base *	$654.9
Equity ratio (as stipulated)	46.22%
Earned Return on Rate Base (as adjusted) *	8.14%
Regulatory Earned Return on Equity	Not stipulated in settlement
Most Recent Authorized Return on Equity	Not stipulated in settlement

- **New Jersey rate case settled effective June 2005**
- **Annual pre-tax earnings increase of approximately $20 million**

* Data are taken from the Company's approved settlement agreement in the most recent rate case. The Company does not file a periodic report with the New Jersey Board of Public Utilities.

Pepco Holdings, Inc

Example of Bill Stabilization Adjustment

Distribution Sales and Revenue

Illustrative Data

	Test Year	Rate Year		
		Mild Weather	Normal Weather	Severe Weather
Residential Sales - MWH	6,000,000	5,785,500	6,090,000	6,394,500
Residential Customers	500,000	507,500	507,500	507,500
Normal Rate Process				
Approved Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Process				
Initial Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Adjustment (1,000's)		$ 7,613	$ -	$ (7,613)
Total Revenue (1,000's)		$ 152,250	$ 152,250	$ 152,250
Approved Revenue per Customer	$ 300	$ 300	$ 300	$ 300

Pepco Holdings, Inc

Standard Offer Service

Delaware

- **Supply pricing became market based 5/1/06 for Delmarva Power customers**

- **59% total bill increase for residential customers effective 5/1/06**

- **Deferral program in place**
  - **Three step phase in of rates over 13 months –**
    - **15% on 5/1/06, 25% on 1/1/07, then full increase on 6/1/07**

  - **53% of eligible customers have "opted-out"**

  - **Recovery of deferral balance, excluding interest costs, over 17 months, beginning 1/1/08**

  - **At a 47% participation rate –**
    - **Estimated deferral balance will build up to approximately $51.4 million**
    - **Estimated after-tax interest expense of approximately $3.0 million incurred over the 37-month rate deferral and recovery period**

Standard Offer Service

Maryland

- **Supply pricing became market based 7/1/04 for Pepco and Delmarva Power customers**

- **35% - 39% total bill increase for residential customers effective 6/1/06**

- **Deferral program in place**
  - **Three step phase in of rates over 12 months –**
    - **15% on 6/1/06, 15.7% on 3/1/07, then full increase on 6/1/07**

  - **2% of eligible Pepco and 1% of eligible Delmarva customers have "opted-in"**

  - **Recovery of deferral balance, excluding interest costs, over 18 months, beginning 6/1/07**

  - **Estimated deferral balance will build up to approximately $1.6 million**

- **Bill enacted by the General Assembly on 6/15/06 offsets a portion of the margin received for residential standard offer service; estimated after-tax earnings impact is a reduction of $0.9 million over the 30-month rate deferral and recovery period**

Standard Offer Service

Virginia

- Delmarva Power completed a competitive bid procedure to fulfill all of its Virginia default supply obligations for the period June 2006 through May 2007

- Delmarva Power filed a request for a rate increase with the Commission to recover its higher cost of energy established by the competitive bid procedure (would have resulted in a 43% total bill increase for residential customers)

- Order issued by the Commission on June 19, 2006:
  - Authorizes a fuel factor that will result in a 25% total bill increase for residential customers
  - Authorized increase is based on a fuel index procedure that was put into place when Delmarva Power sold its generating plants in 2000

- Estimated after-tax earnings impact is a reduction of $3.6 million in 2006 and $2.0 million in 2007

Power Delivery - Infrastructure Investment Strategy

Major Transmission Construction Projects [1]

Dollars in Millions

	Utility	Scheduled In Service	Project Total
New 230 KV Transmission Line between Cardiff and Oyster Creek to enhance reliability in southern New Jersey; included in PJM RTEP	ACE	Jun 2005 (In service)	$ 112
New 230 KV Transmission Line and Substation to replace BL England generating station; included in PJM RTEP	ACE	Dec 2007	82
New Alloway 500/230 KV Transmission Substation to alleviate PJM System overload contingency problem; included in PJM RTEP (Land and permits to be obtained in 2006)	ACE	May 2008	62
New 230 KV Transmission Line between Red Lion, Milford and Indian River substations to meet southern peninsula import capability requirements; included in PJM RTEP	DPL	Jun 2006 (In service)	62
New 230 KV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River generating station, which may be closed down; included in PJM RTEP	Pepco	May 2007	70
Total Major Transmission Projects [2]			**$ 388**

(1) *Excludes Mid-Atlantic Power Pathway project.*

(2) *Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, a FERC approved Regional Transmission Organization (RTO).*

Note: See Safe Harbor Statement at the beginning of today's presentation.

38

Conectiv Energy - Hedge Update

Expected generation output is well hedged for 2006 and 2007. Other products such as capacity, locational value and ancillary products can only be partially hedged.

Volumetric On Peak Power Hedges		
Hedge Period	**Target**	**9/30/06**
Months 1-12	50-100%	98%
Months 13-24	25-75%	65%
Months 25-36	0-50%	24%

Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Items

For the twelve months ended September 30, 2006

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$539.9	$91.3	$35.1	$93.1	$8.5	$767.9
Percent of operating income	*70.3%*	*11.9%*	*4.6%*	*12.1%*	*1.1%*	*100.0%*
Special Items included in Operating Income						
Gain on sale of Pepco Mirant claims	(70.5)					(70.5)
Final liquidation of Financial Investment				(13.3)		(13.3)
Impairment loss on energy services assets			19.1			19.1
Operating Income excluding Special Items	$469.4	$91.3	$54.2	$79.8	$8.5	$703.2
Percent of operating income excluding special items	*66.8%*	*13.0%*	*7.7%*	*11.3%*	*1.2%*	*100.0%*

Note: Management believes the special items are not representative of the Company's core business operations.

40

Reconciliation of Earnings Per Share

GAAP EPS Reconciled to EPS Excluding Special Items

Earnings per Share	Three Months Ended September 30		Nine Months Ended September 30	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Earnings per Share	$0.54	$0.89	$1.11	$1.53
Special Items:				
Impairment loss on energy services assets	0.04		0.06	-
Gain on disposition of interest in co-generation facility	-	-	(0.04)	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	0.05	-	0.05
New Jersey base rate case settlement	-	-	-	(0.03)
Gain on sale of Buzzard Point non-utility land	-	(0.22)	-	(0.22)
Earnings Per Share, Excluding Special Items	$0.58	$0.72	$1.13	$1.33

Note: Management believes the special items are not representative of the Company's ongoing business operations.

41

Reconciliation of Net Earnings

GAAP Earnings Reconciled to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Three Months Ended September 30		Nine Months Ended September 30	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Earnings	$104.0	$168.0	$212.0	$289.1
Special Items:				
Impairment loss on energy services assets	7.9	-	12.1	-
Gain on disposition of interest in co-generation facility	-	-	(7.9)	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	8.3	-	8.3
New Jersey base rate case settlement	-	-	-	(5.1)
Gain on sale of Buzzard Point non-utility land	-	(40.7)	-	(40.7)
Earnings, Excluding Special Items	$111.9	$135.6	$216.2	$251.6

Note: Management believes the special items are not representative of the Company's ongoing business operations.